NEUBERGER BERMAN INCOME FUNDS
CLASS A
PLAN PURSUANT TO RULE 12b-1

 SCHEDULE A

     Class A of the following series of Neuberger Berman Income Funds are subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Class A)

Neuberger Berman Core Bond Fund	0.25%

Neuberger Berman Emerging Markets Debt Fund	0.25%

Neuberger Berman Floating Rate Income Fund	0.25%

Neuberger Berman High Income Bond Fund	0.25%

Neuberger Berman Municipal High Income Fund	0.25%

Neuberger Berman Municipal Intermediate Bond Fund	0.25%

Neuberger Berman Short Duration Bond Fund	0.25%

Neuberger Berman Short Duration High Income Fund	0.25%

Neuberger Berman Strategic Income Fund	0.25%
Neuberger Berman Unconstrained Bond Fund	0.25%

Date:  June 16, 2015